Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES SECOND QUARTER 2011 RESULTS

RECORDS ACHIEVED IN REVENUE, CASH FLOW AND EARNINGS

(Based on IFRS and in United States dollars unless otherwise specified)

TORONTO, ONTARIO, August 3, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the second quarter of 2011.

HIGHLIGHTS FOR THE SECOND QUARTER 2011

•	Production of 278,737 gold equivalent ounces (GEO)(1) at cash costs of negative $80 per GEO(2)(3)
•	Gold production of 232,138 ounces
•	Silver production of 2.3 million ounces
•	Generated cash margin of $1,589 per ounce(4)

•	Mercedes is expected to commence production by year-end, ahead of the original plan for mid-year 2012

•	Significant financial and operational increases over the second quarter of 2010
•	Production increased 10% to 278,737 GEO
•	Record revenue increased 63% to $573.3 million
•	Record net earnings increased 178% to $194.7 million, $0.26 per share
•	Record adjusted earnings(2) increased 122% to $186.2 million, $0.25 per share
•	Record cash flow generated from operations(2)(5) increased 70% to $331.0 million, $0.44 per share

•	Cash and cash equivalents at June 30, 2011 were $520.9 million, a $60 million increase from the end of the first quarter of 2011

“Our second quarter results continue to demonstrate our focus and commitment to increased reliability and continuous improvement in our operational and financial results,” commented Peter Marrone, Chairman and CEO.  “Our operational successes resulted in records in revenue, cash flow and earnings both on an absolute basis and on a per share basis.  This allowed us to increase our dividend in the quarter by 50%.”

1.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliations can be found at the end of this press release.
3.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.
4.	Cash margin is the difference between the average realized gold price received less by-product cash costs per GEO.
5.	Cash flow from operations before changes in non-cash working capital.

“In addition, we are ahead of schedule on delivering production growth, with Mercedes expecting its first gold pour before year-end and all of our other construction projects are on track.  We continue to expect to deliver over 60% production growth over four years taking our sustainable production level to 1.7 million ounces in 2014.”

KEY STATISTICS

	Three months ended June 30 ,		Six months ended June 30,
In millions of US dollars except where noted	2011	2010	2011	2010

Revenues	$573.3	$351.4	$1049.4	$697.7
Cost of sales excluding depletion, depreciation and amortization	191.8	135.7	348.9	280.8
Depletion, depreciation and amortization	89.0	68.7	169.5	138.8
General and administrative expenses	34.1	29.3	61.6	54.6
Exploration expenses	9.1	10.7	15.6	17.5
Operating Earnings	254.7	110.2	467.3	221.2
Equity earnings from Alumbrera	16.6	7.8	28.3	19.5
Adjusted earnings	186.2	84.0	338.4	160.0
Adjusted earnings per share	0.25	0.12	0.46	0.22
Cash flow generated from operations after changes in working capital	315.8	127.2	544.7	268.5
Per share	0.42	0.17	0.73	0.36
Cash flow generated from operations before changes in working capital	331.0	194.3	615.4	358.8
Per share	0.44	0.26	0.83	0.49

Average realized gold price per ounce	$1,509	$1,201	$1,450	$1,157
Average realized silver price per ounce	$37.76	$18.45	$35.78	$17.74
Average realized copper price per pound	$4.22	$3.07	$4.25	$3.16

PRODUCTION SUMMARY
FINANCIAL AND OPERATING SUMMARY
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Total gold equivalent ounces - produced	278,737	253,264	546,105	493,100
Gold produced	232,138	208,399	453,627	399,062
Silver produced (millions of ounces)	2,329,964	2,467,629	4,623,898	5,172,069
Total gold equivalent ounces - sold (excl. Alumbrera)	261,926	233,413	516,014	470,192
Total copper produced - Chapada (millions of pounds)	40.8	37.0	79.2	66.7
Total copper sold - Chapada (millions of pounds)	41.6	31.6	71.3	60.7
Co-product cash costs per gold equivalent ounce	$451	$434	$450	$429
Cash cost per pound of copper - Chapada	$1.32	$1.13	$1.26	$1.18
By-product cash costs per gold equivalent ounce	$(80)	$103	$(34)	$95

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Revenues were $573.3 million in the second quarter on the sale of 220,376 ounces of gold excluding Alumbrera, 2.1 million ounces of silver, and 41.6 million pounds of copper excluding Alumbrera compared with $351.4 million in the same quarter of 2010 on the sale of 186,921 ounces of gold excluding Alumbrera, 2.6 million ounces of silver and 31.6 million pounds of copper excluding Alumbrera.

Record adjusted earnings were $186.2 million, an increase of 122%, or $0.25 per share in the second quarter of 2011 compared with adjusted earnings of $84.0 million or $0.12 per share in the same quarter of 2010.

Record net earnings for the quarter were $194.7 million, an increase of 178%, compared with net earnings of $70.1 million for the second quarter of 2010, which included earnings from discontinued operations of $6.5 million. Earnings per share increased 189% to $0.26 on a basic and diluted basis for the second quarter of 2011, compared with basic and diluted earnings per share of $0.09 for the same quarter in 2010.

Cash flow generated from operations before changes in working capital was $331.0 or $0.44 per share compared with $194.3 million or $0.26 per share for the second quarter of 2010, which reflects certain reclassifications made under IFRS.

The increase in cash flows generated from operations was primarily due to strong cost constraint, an increase in gold, silver and copper volume and prices generating higher sales revenues and favourable final pricing adjustments on copper in concentrate shipments.

The Company is well positioned to meet its financial obligations.  Cash and cash equivalents as at June 30, 2011 were $520.9 million, representing an increase of $190.4 million since December 31, 2010, as a result of increased cash flows from operating activities. A total of $25 million of debt repayments were made during the quarter.

In the three months ended June 30, 2011, production of GEO totaled 278,737 GEO compared with 253,264 GEO in 2010, representing a quarter-over-quarter increase of 10%.

In the second quarter of 2011, copper production of 40.8 million pounds from the Chapada mine increased by 10% over production of 37.0 million pounds in the three months ended June 30, 2010. Tonnage of copper concentrate production at Chapada also increased by 9.9% over the second quarter of 2010.  Additionally, 9.3 million pounds of copper produced from Alumbrera were attributable to the Company in the second quarter of 2011, the same as the amount produced in the quarter ended June 30, 2010.

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For the quarter, by-product cash costs including Alumbrera were negative $80 per GEO and excluding Alumbrera were negative $2 per GEO compared with positive $103 per GEO and positive $201 per GEO, respectively, in the second quarter of 2010. By-product cash costs take into account the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset unusually high mining inflation during periods of high metal prices. The Company believes that by-product cash costs are a better representation of its cost structure. Lower by-product cash costs compared to last year reflect strong cost containment and strong copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located. Quarter-over-quarter, the value of the Chilean Peso increased by 15% and the Brazilian Real went up 13% against the United States Dollar. The Company has hedged approximately 55% of the operating expenses of its mines in Brazil for the remainder of the year with an average contract rate of 2.08 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the quarter were $451 per GEO including Alumbrera, representing a 3.9% increase from $434 per GEO for the second quarter of 2010; excluding Alumbrera, average co-product cash costs increased by 4.1% to $461 per GEO from $443 per GEO. Reliability of operations and cost management improvement allowed the Company to mitigate the adverse impact of a strong Brazilian Real and Chilean Peso.

Co-product cash costs per pound of copper were $1.32 for the quarter from Chapada, compared with $1.13 in the second quarter of 2010 and co-product cash costs including the Company’s interest in the Alumbrera mine were $1.36 per pound of copper, compared with $1.21 for the quarter ended June 30, 2010.

OPERATING MINES

A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil

Chapada produced a total of 31,566 ounces of gold contained in concentrate in the second quarter of 2011 compared with 30,450 ounces of gold in concentrate in the second quarter of 2010, representing a quarter-over-quarter increase of 3.7%. Chapada copper production of 40.8 million pounds in the second quarter was 10% higher than the production of 37.0 million pounds of copper contained in concentrate during the comparable period in 2010.

Higher production of both gold and copper in the quarter compared with the second quarter of 2010 was mainly due to copper grade and gold and copper recovery rates.

Copper contained in concentrate has remained within the range of 35-40 million pounds per quarter.

By-product cash costs for the quarter were negative $3,555 per ounce compared with negative $1,583 per ounce for the same quarter of 2010. Higher by-product cash cost credits reflect the continuous strength of copper prices resulting in lower by-product cash costs.

Co-product cash costs for the quarter were $342 per gold ounce and $1.32 per pound of copper compared to $350 per gold ounce and $1.13 per pound of copper for the same quarter of 2010.  The increase in co-product cash costs per pound of copper is primarily due to an increase in transportation costs allocated to copper.

The exploration program at Chapada includes 23,000 metres of diamond drilling that will principally target the southern extension of the Chapada pit at Corpo Sul and the southern extension at Suruca, a satellite deposit that is located six kilometres northeast of Chapada.

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Drilling at Corpo Sul has identified gold and copper mineralization along a minimum strike length of 1.7 kilometres, to a depth of almost 200 metres and mineralization remains open along strike and down dip.   Results were received from seven drill holes, three located immediately adjacent to the Chapada open pit and four located approximately 1.7 kilometres further along strike to the southwest at Corpo Sul. All of the holes returned mineralization similar in grade and composition to that currently being mined. With the discovery of Suruca in late 2009 and the positive results at Corpo Sul this year, copper and gold mineralization has now been identified along a strike length of almost 12 kilometres including the main Chapada deposit.

The Company is also evaluating Corpo Sul as a satellite shallow low strip ratio open pit operation that would contribute to copper and gold production at Chapada, from 2014 onward, with grades greater than the grades the Company would otherwise be mining from the main Chapada pit.

A feasibility study for Suruca is currently underway with the focus primarily on an initial average gold production contribution of approximately 40,000 to 50,000 ounces per year beginning in 2014 from oxide ore.  Development plans and permitting are in progress for a heap leach operation to supplement production from the main Chapada pit.

Cumulatively, with the contributions to gold production from Suruca oxide ore along with Corpo Sul’s contribution to copper and gold production, overall copper and gold production would exceed currently planned production at Chapada beginning in 2014.

During the remainder of 2011, diamond drilling will continue to focus on the expansion and delineation of mineralization at Corpo Sul and the southern extension of Suruca towards the Chapada pit.

Jacobina, Brazil

Production at Jacobina was 27,806 ounces of gold in the second quarter of 2011 compared to production of 29,785 ounces of gold in the second quarter of 2010. Production for the quarter was on plan which anticipated lower grades.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro Do Vento and improving overall mineral reserve grade for the mine. Mining of higher grade areas could increase average annual production at Jacobina to 150,000 gold ounces beginning in 2014.

Cash costs averaged $663 per ounce of gold for the second quarter compared with $534 per ounce of gold in the second quarter of 2010 mainly due to lower production and higher plant costs as a result of down-time caused by normal course repairs and maintenance costs that were higher during the quarter.

The objectives of the 2011 exploration program at Jacobina are to upgrade current mineral resources to mineral reserves at Canavieiras and Morro do Vento, to improve overall mineral reserve grade for the mine, and to add new mineral resources along strike extensions in those zones. The 2011 exploration budget of $5 million includes 14,000 metres of diamond drilling.

To date in 2011, 19 drill holes have been completed at the Canavieiras deposit and results from the first 10 holes confirm grades that are higher than the current mineral reserve grade. Mining of higher grade areas is expected to increase annual production up to 150,000 gold ounces commencing in 2014.

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Fazenda Brasileiro, Brazil

The Fazenda Brasileiro mine produced 14,007 ounces of gold in the quarter ended June 30, 2011. This compares to 18,333 ounces of gold in the second quarter of 2010. Cash costs for the second quarter were $934 per ounce compared with $559 per ounce for the same period in 2010. Grade for the quarter was 2.02 g/t compared to 2.36 g/t for the comparative quarter last year, representing a planned decline in grade of 14%, which impacted cash costs.  Appreciation of the Brazilian Real relative to the US Dollar also impacted cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for seven years.  The mine continues to further outline exploration potential and resource additions are expected in 2011.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company continues to develop the high-grade mineral reserves at CLX2, improve mine fleet costs using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

El Peñón, Chile

El Peñón produced 124,118 GEO during the second quarter of 2011. Production for the quarter consisted of 80,861 ounces of gold and 2.2 million ounces of silver, compared with 100,485 GEO, which consisted of 57,351 ounces of gold and 2.4 million ounces of silver produced in the second quarter of 2010. This represents a 24% quarter-over-quarter increase in 2011 versus 2010 production on a GEO basis.

Higher GEO production was mainly due to improved gold and silver grades compared with the same quarter of 2010. Higher grade areas including Al Este and Bonanza contributed to the increase in GEO production. As well, since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This, combined with increased capacity, has led to increased production. The decrease in silver production was primarily the result of lower tonnage processed and lower recoveries.

Cash costs were $382 per GEO in the quarter ended June 30, 2011, compared with $449 per GEO in the second quarter in 2010, which included the impact of maintenance cost on improvement of fleet availability subsequent to the process of transition from contract mining to owner mining. Reliability of operation and cost management improvement allowed mine management to mitigate the adverse impact of the appreciation of the Chilean Peso versus the United States Dollar. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 15% from the second quarter of 2010.

During 2011 approximately $4.5 million of the total $25 million in exploration spending at El Peñón will be focused on Pampa Augusta Victoria (“PAV”) with the objective of completing an initial mineral reserve and mineral resource estimate. The majority of the drilling is being completed on the Victoria vein, which, to date, has returned significant near surface gold and silver values.

The Victoria vein system has been traced along a strike length of over 400 metres and to a vertical depth of at least 100 metres from the surface at 1,750 metres elevation to 1,625 metres elevation.  The mineralization remains open along strike and down dip. The near surface, highly oxidized nature of this mineralization will facilitate rapid low cost development and recoveries which should be in the range of the original near surface mineralization at El Peñón (approximately 95 percent for gold and 90 percent for silver).

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Exploration drilling will continue throughout 2011 to further extend mineralization at Victoria both along strike and down dip and is expected to expand and confirm the mineral resource potential of the Victoria Este and Elizabeth veins.  It is anticipated that development can be accelerated and ore could be mined from PAV as early as 2013.

PAV is expected to provide further sustainability at current production levels in El Peñón’s mine life by increasing mine certainty and flexibility.

Minera Florida, Chile

Minera Florida produced a total of 25,376 GEO in the current quarter compared with 25,274 GEO in the second quarter of 2010.

Gold grade for the quarter averaged 3.43 g/t which was lower than the 4.27 g/t for the second quarter of 2010. The lower gold grade was part of the mine plan. Production from veins with better gold grade such as Tribuna and Victoria is expected to commence in the near term.

In addition, the mine produced 1,863 tonnes of zinc in the three-month period ended June 30, 2011 compared with 1,592 tonnes of zinc produced in the second quarter of 2010. Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the second quarter were $614 per GEO compared with $370 per GEO in the same quarter in 2010 due to the appreciation of the Chilean Peso, mining inflation, higher energy costs and lower grades mined.

The Company’s expansion project at Minera Florida is designed to increase annual production at Minera Florida by approximately 40,000 GEO per year for five years through the re-treatment of tailings.  The project continues to advance ahead of schedule with completion planned for late 2011. Total expansionary capital at Minera Florida expansion is now estimated to be $75 million.  The increase over feasibility levels is largely attributed to a change in the scope of the project which includes a zinc floatation plant for recovering zinc which is expected to reduce costs.

Gualcamayo, Argentina

Gualcamayo produced 43,194 ounces of gold in the second quarter of 2011 compared with 37,467 ounces produced in the second quarter of 2010, representing a 15% quarter-over-quarter improvement.  Production increased as a result of mining higher grade benches (20% increase in grade) and improvements in recovery.  Mining for the quarter was consistent with the block model with modestly higher grades than expected.

Gold recovery rate at Gualcamayo was 74.4% for the second quarter, an improvement from 66.4% for the first quarter and 70.4% for the comparative quarter of 2010. The current recovery rate is in line with our projection of a sustainable range of 70% to 75%. The Company continues to take steps to improve recoveries and minimize carbon fines as it completes the construction of a new heap leach pad later this year.

Cash costs were $399 per ounce in the quarter ended June 30, 2011, compared with $427 per ounce in the second quarter of 2010, representing a 6.6% improvement. Management continued to reduce cash costs from $662 per ounce level in the fourth quarter of 2010 and $507 per ounce in the first quarter this year down to the current level.

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In 2011, the Company is focusing on a number of operational initiatives, including efforts in sustaining the 1,500 tonne per hour feed through the plant, underground development of QDD Lower West and expansion of the heap leach pad at Valle Norte. Development of QDD Lower West continues.  Success at this deposit will make an additional positive contribution to mineral reserves and mineral resources for Gualcamayo in 2011. In addition, the Company will continue to work on reducing reliance on contractors for increased cost predictability. Gold production for the second half of 2011 is expected to increase based on continuing higher grades, increases in crusher availability and throughput tonnage.

Alumbrera, Argentina

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $16.6 million and $28.3 million for the three month and six month periods ended June 30, 2011, compared with $7.8 million and $19.5 million reported for the respective periods of 2010.  The Company received $6.6 million in cash distributions during the three months and $27.0 million for the six month period ended June 30, 2011 compared with $17.9 million and $30.7 million for the comparative periods in 2010.

Attributable production from Alumbrera was 12,670 ounces of gold and 9.3 million pounds of copper for the quarter. This compares with attributable production of 11,470 ounces of gold and 9.3 million pounds of copper for the second quarter of 2010.

In the first quarter of 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica, which is currently 100% owned by Yamana, into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. The integration of Agua Rica with Alumbrera provides the greatest value potential for Yamana and the best opportunity for the development of Agua Rica in the Catamarca province of Argentina.

CONSTRUCTION AND DEVELOPMENT PROJECTS
All construction projects are on or in the case of Mercedes, ahead of schedule. All permits have been received.  Detailed engineering has or is currently advancing and long-lead time equipment has been ordered for the various projects. Mine development is also advancing on schedule with accelerated development of newly discovered higher grade areas at Mercedes.

The following summary highlights key updates from the construction and development projects at the Company.

Mercedes, Mexico
Mercedes is a gold/silver project located in Sonora, Mexico currently under construction.  Construction is ahead of schedule with start-up of production expected by the end of 2011 rather than the original plan of the second quarter of 2012 and commercial production is now expected by mid-2012. As of June 30, 2011, overall physical advancement of the project was approximately 85%. Advancement included completion of the tailings dam, approximately 90% advancement of over structural, mechanical and piping installation and near completion of the powerline.  In addition, approximately 85% of budget costs were committed as at June 30, 2011.  The Company is also advancing the development of Barrancas, a newly discovered higher grade area at Mercedes.  Barrancas is a more recent discovery made after the decision was made to develop Mercedes. Estimated total project capital expenditures for Mercedes are expected to be $194 million of which approximately $10 million is a newly allocated amount for the advancement of Barrancas providing the potential to increase production at Mercedes of approximately $16 million.  The increase in capital expenditure above the planned $168 million, not including new development, can be attributed to the strengthening of the Mexican Peso in comparison to the Company’s assumed foreign exchange rate in the previous budgeted amounts.  Annual production at Mercedes is expected initially to be approximately 120,000 GEO and plans are underway to increase production to up to 150,000 GEO per year beginning in 2014.

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Ernesto & Pau-a-Pique, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As at June 30, 2011, physical advancement was approximately 42% with earthworks ahead of schedule and the tailings dam completed.  Approximately 59% of budget costs were committed as at June 30, 2011.  Annual production is expected to be approximately 100,000 gold ounces with production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz, Brazil
Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by early-2013. As at June 30, 2011, detailed engineering and the tailings were completed.  Total physical advancement of the project was approximately 40% and 50% of budget costs have been committed.  Annual production is expected to be approximately 100,000 gold ounces with production during the first two full years expected to exceed 130,000 gold ounces.

Pilar, Brazil
Pilar is a development stage project located in Goias, Brazil approximately 80 kilometres from the Company’s Chapada mine.  Construction progress is on schedule with commissioning and start-up of production expected mid-2013 with commercial production expected by the end of 2013.   Annual production from the mine is estimated to be 120,000 ounces of gold.

The Pilar project is being built at a capacity level that is 30% higher than that contemplated in the feasibility study.  Discovery of new mineral resources along with the decision to advance Caiamar, a deposit located 38 kilometres from Pilar, to pre-feasibility assuming that ore would be processed at Pilar is expected to support the higher capacity level.  Studies have been completed confirming the processing plant at Pilar is suitable for processing the Caiamar ore and the higher grades can offset the costs of transporting the ore.  Resource development work has started at Caiamar, which could positively impact capacity utilization and Pilar production rates as early as 2014.

Agua Rica, Argentina
The Company is in the process of completing final documentation for the integration of Minera Agua Rica into Minera Alumbrera (“MAA”) and targeting to close the transaction by the end of August 2011. Under the direction of Xstrata, operator of MAA, MAA has initiated a feasibility study with respect to the integration of its operations and those of Minera Agua Rica.

Jeronimo, Chile
Following the delivery of the first mineral reserve estimate at Jeronimo in early 2011, a feasibility study of Jeronimo is currently underway. This reflects the Company’s intention on continuing to refine the economics of this project by evaluating various processing methods, accounting for potential by-product credits and other optimizations that could positively impact the project.

EXPLORATION

The Company continues to actively explore its exploration targets around existing mines along with its efforts to look for new opportunities such as on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

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In May 2011, the Company announced an increase in its exploration budget for 2011 by approximately 25% to $105 million. The increase partially resulted from the significant cash flow being generated by the Company, the success of the 2010 program, as well as the success already achieved in 2011.

The following summary highlights key updates from the exploration program at the Company since the end of the first quarter 2011.

BRAZIL
Pilar
During 2011, approximately 45,000 metres of diamond drilling will be completed as part of a $9.8 million exploration budget. The drilling is focused on the expansion of the Jordino mineral resource both down dip, which has been shown to be open for more than two kilometres of dip length, and along strike to the north towards Tres Buracos, where a small near surface, inferred mineral resource exists. Year-to-date, 74 drill holes have been completed totaling 24,000 metres and drill results confirm that growth in mineral reserves and mineral resources is expected to continue in 2011.

Arco Sul
Arco Sul is a new discovery that was made in late 2010. The discovery was made one kilometre from the Company’s decommissioned Fazenda Nova mine in western Goiás State, Brazil and 380 kilometres from the Company’s Chapada Mine. The discovery is characterized by a zone of stockwork and breccias that appear to be the strike and dip extension of previously mined oxide ores at Fazenda Nova.

Mineralization has been traced along strike for one kilometre and across a width of 300 metres as shown by current drilling and geologic interpretation. Diamond drilling began in September 2010 and 12 holes totaling 5,300 metres have been drilled to date. Additional drilling will be completed in 2011 to better understand the geometry of mineralization.

MEXICO
Mercedes
The 2011 exploration budget of $8.5 million includes approximately 45,000 metres of diamond drilling focused on the expansion of mineral reserves and mineral resources, particularly at the Lagunas Norte and Diluvio zones within the Barrancas and Lupita vein zones. The grades encountered at Lagunas Norte continue to be significantly higher than the average mineral resource grades within the Mercedes project area. The Lagunas Norte ore shoot is currently defined along 130 metres of strike length and is an extension to the Lagunas zone.  The recent drill campaign at the Diluvio zone continues to confirm continuity of this zone, with gold/silver mineralization delineated in an area of approximately 600 metres by 250 metres containing multiple vein/stockwork zones of up to 140 metres in width.

Three core rigs are currently on site and a total of 20,815 metres have been drilled in 55 holes year-to-date. The Lagunas Norte discovery is currently not reflected in Mercedes’ mineral reserves and mineral resources. Exploration success is expected to continue the rapid, low cost mineral resource development at Mercedes resulting in an opportunity to extend the mine life and increase annual production levels, which has now identified over 400 metres along strike and up to 150 metres down dip. The total length of the Barrancas zone is 1,100 metres, including Barrancas Centro, Lagunas and Lagunas Norte.

The continued exploration success and growing mineral resources at Mercedes are being evaluated to potentially increase mining and production rates as well as the extension of mine life.

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OUTLOOK AND STRATEGY
Consistent with the guidance provided previously, production is expected to be in the range of approximately 1.04 million GEO to 1.14 million GEO in 2011. Production is expected to increase to approximately 1.7 million GEO by 2014 as four development stage projects including C1 Santa Luz, Mercedes, Ernesto/Pau-a-Pique and Pilar, where construction decisions have already been made, and the expansion project of Minera Florida tailings are expected to start contributing to production levels.

These development projects are advancing on schedule and are fully funded from the Company’s available cash and cash flows generated from operations.  By 2014, production is targeted to be more than 1.7 million GEO, which represents production growth over four years of approximately 65% compared to 2010 production levels. Annual silver production is expected to be approximately 9 million ounces in 2011 and 2012. Copper production is expected to be in the range of 145 million to 160 million pounds in 2011 and 140 million to 160 million pounds in 2012. This projection does not include any additional production from new projects, expansions and optimizations under current evaluation.

The Company’s strategy and philosophy is to undertake projects which are easily funded from internal cash flows, with comparatively modest capital requirements and where cost escalation risks are manageable. The following is an update of current estimates of expansionary capital expenditures from 2011 to 2013 as compared to previous guidance.  Of the planned increases in capital expenditures of $206 million, approximately $30 million relates to scoping changes and advancement of development and the balance is the result of current cost inputs and foreign exchange rates as compared to previous guidance.

	2011 Budget	2011 Revised	2012 Budget	2012 Revised	2013 Budget	2013 Revised
Expansionary Capex	446	500	413	509	14	70
Change		54		96		56

These estimates are based on a series of assumptions and actual expenditures will be dependent on realized foreign exchange rates and market conditions for inputs at the time of realization.

The above mentioned estimated capital expenditures for 2013 do not include projects for which a construction decision has not yet been made.

The Company expects sustaining capital for the next three years to be in the range of $200 to $240 million per year.

Further details of the 2011 second quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports

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SECOND QUARTER CONFERENCE CALL
Q2 Conference Call Information for Thursday August 4th, 2011 at 11:00 a.m. ET:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q2 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 80669630#
Replay Call:	416-849-0833, Passcode 80669630#

The conference call replay will be available from 2:45 p.m. ET on August 4, 2011 until 11:59 p.m. ET on August 18, 2011.
Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations (416) 945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations (416) 945-7357 1-888-809-0925 Email: linda.armstrong@yamana.com www.yamana.com

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MINE BY MINE OPERATING SUMMARY:

Chile
El Peñón	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO ⁽¹⁾
Q2 2011	362,778	7.64	220.24	93.4	85.1	80,861	2,162,850	124,118	117,030	$ 382
Q1 2011	358,013	6.91	227.8	92.0	79.9	73,568	2,111,482	115,798	114,803	$ 397
Total 2010	1,522,366	5.74	228.5	91.2	84.1	256,530	9,427,208	427,934	431,665	$ 428
Q4 2010	366,424	6.94	229.2	91.3	79.5	74,785	2,145,809	113,800	114,403	$ 421
Q3 2010	396,209	5.48	216.8	90.8	83.3	63,417	2,298,731	105,212	108,204	$ 461
Q2 2010	392,223	4.97	216.3	92.0	87.1	57,351	2,372,380	100,485	102,324	$ 449
Q1 2010	367,509	5.64	253.3	90.4	86.3	60,977	2,610,289	108,437	106,739	$ 384

Minera Florida
Q2 2011	238,287	3.43	31.8	83.9	68.0	22,034	167,114	25,376	22,831	$ 614
Q1 2011	232,284	3.78	35.2	84.6	68.7	23,986	182,453	27,635	26,798	$ 476
Total 2010	779,836	4.41	33.4	83.7	67.8	94,585	606,071	105,604	102,819	$ 416
Q4 2010	214,859	4.68	45.1	84.7	70.6	27,787	234,339	32,048	30,525	$ 479
Q3 2010	207,834	4.30	39.2	84.2	67.0	24,337	182,332	27,652	27,667	$ 425
Q2 2010	204,512	4.27	21.2	82.0	66.1	23,543	95,249	25,274	23,020	$ 370
Q1 2010	152,631	4.38	25.2	84.0	67.2	18,918	94,151	20,630	21,608	$ 363

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Brazil
Chapada	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per oz ⁽¹⁾
Q2 2011	4,857,313	0.32	64.3	31,566	34,260	$ (3,555)
Q1 2011	5,088,739	0.32	64.7	33,392	33,395	$ (2,615)
Total 2010	19,195,578	0.35	62.3	135,613	127,450	$ (2,073)
Q4 2010	4,757,679	0.37	64.9	36,965	31,421	$ (2,863)
Q3 2010	5,246,202	0.38	63.4	40,405	35,591	$ (1,856)
Q2 2010	4,873,077	0.32	60.7	30,450	32,881	$ (1,583)
Q1 2010	4,318,621	0.34	60.0	27,794	27,557	$ (1,876)

Jacobina
Q2 2011	532,496	1.74	93.4	27,806	28,354	$ 663
Q1 2011	529,035	1.91	93.5	30,319	31,537	$ 611
Total 2010	2,158,097	1.89	93.2	122,160	121,405	$ 535
Q4 2010	542,055	2.06	94.1	33,718	33,530	$ 495
Q3 2010	570,799	1.95	93.8	33,637	32,517	$ 463
Q2 2010	556,376	1.79	93.0	29,785	29,110	$ 534
Q1 2010	488,865	1.73	91.9	25,021	26,249	$ 687

Fazenda Brasileiro
Q2 2011	246,551	2.02	87.5	14,007	13,052	$ 934
Q1 2011	205,389	1.93	88.2	11,252	12,891	$ 968
Total 2010	1,110,204	2.22	88.6	70,084	72,316	$ 628
Q4 2010	275,184	2.53	89.4	19,852	18,822	$ 705
Q3 2010	279,734	2.14	89.0	17,161	19,208	$ 620
Q2 2010	273,706	2.36	88.2	18,333	15,801	$ 559
Q1 2010	281,579	1.84	87.3	14,738	18,485	$ 622

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Argentina
Gualcamayo	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per oz ⁽¹⁾
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$ 399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$ 507
Total 2010	7,528,690	0.82	67.8	135,140	141,734	$ 506
Q4 2010	1,818,571	0.89	69.5	36,239	36,649	$ 662
Q3 2010	1,982,929	0.87	57.8	31,972	38,660	$ 480
Q2 2010	1,940,939	0.85	70.4	37,467	30,283	$ 427
Q1 2010	1,786,251	0.68	76.0	29,462	36,142	$ 443

Alumbrera
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$ (1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$ (1,452)
Total 2010	4,509,332	0.46	73.0	50,656	48,940	$ (1,404)
Q4 2010	1,160,601	0.50	76.0	14,061	12,951	$ (1,556)
Q3 2010	1,102,574	0.42	72.8	11,370	10,095	$ (993)
Q2 2010	1,117,957	0.43	69.9	11,470	15,638	$ (1,938)
Q1 2010	1,128,200	0.51	72.2	13,755	10,256	$ (1,142)

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Copper Production
Chapada	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$ 1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$ 1.21
Total 2010	19,195,578	0.41	86.5	149.4	143.8	$ 1.17
Q4 2010	4,757,679	0.44	86.2	39.9	39.6	$ 1.20
Q3 2010	5,246,202	0.43	86.8	42.8	43.5	$ 1.14
Q2 2010	4,873,077	0.39	87.2	37.0	31.6	$ 1.13
Q1 2010	4,318,621	0.36	85.5	29.7	29.1	$ 1.24

Alumbrera
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$ 1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$ 1.85
Total 2010	4,509,332	0.50	82.0	38.7	37.0	$ 1.29
Q4 2010	1,160,601	0.40	81.0	9.3	9.0	$ 1.37
Q3 2010	1,102,574	0.40	82.2	8.3	7.7	$ 1.53
Q2 2010	1,117,957	0.44	81.4	9.3	12.1	$ 1.52
Q1 2010	1,128,200	0.54	84.7	11.8	8.2	$ 0.89

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this press release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Co-product and By-product Cash Costs

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)
The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2011	2010	2011	2010

Cost of sales (i) (iii)	$191,777	$135,666	$721	$561

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC's) (ii)	(47,904)	(35,644)	(180)	(148)
Treatment and refining costs (TCRC) related to Chapada gold	1,049	1,294	4	5
Inventory movements and adjustments	(14,121)	11,543	(53)	48
Commercial selling costs	(8,220)	(5,626)	(31)	(23)
Total GEO co-product cash costs (excluding Alumbrera)	$122,581	$107,233	$461	$443
Minera Alumbrera (12.5% interest) GEO cash costs	3,033	2,730	239	238
Total GEO co-product cash costs (iii)	$125,614	$109,964	$451	$434
Commercial GEO produced excluding Alumbrera	266,067	241,794
Commercial GEO produced including Alumbrera	278,737	253,264

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GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2011	2010	2011	2010

Cost of sales (i) (iii)	$348,879	$280,809	$668	$600

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC's) (ii)	(90,089)	(67,676)	(173)	(145)
Treatment and refining costs (TCRC) related to Chapada gold	1,957	2,326	4	5
Inventory movements and adjustments	(5,752)	786	(11)	2
Commercial selling costs	(15,235)	(10,808)	(29)	(23)
Total GEO co-product cash costs (excluding Alumbrera)	$239,760	$205,437	$459	$439
Minera Alumbrera (12.5% interest) GEO cash costs	5,812	6,095	242	242
Total GEO co-product cash costs (iii)	$245,572	$211,532	$450	$429
Commercial GEO produced excluding Alumbrera	522,061	467,875
Commercial GEO produced including Alumbrera	546,105	493,100

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per Pound of Copper

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended June 30,	2011	2010	2011	2010

Cost of sales (i) (iii)	$191,777	$135,666	$4.70	$3.67

Adjustments:
GEO related cash costs (excluding related TCRC's) (ii)	(121,532)	(105,938)	(2.98)	(2.87)
Treatment and refining costs (TCRC) related to Chapada copper	5,716	6,158	0.14	0.17
Inventory movements and adjustments	(14,121)	11,543	(0.35)	0.31
Commercial selling costs	(8,220)	(5,626)	(0.19)	(0.15)
Total copper co-product cash costs (excluding Alumbrera)	$53,620	$41,803	$1.32	$1.13
Minera Alumbrera (12.5% interest) copper cash costs	14,340	14,174	1.54	1.52
Total copper co-product cash costs (iii)	$67,960	$55,978	$1.36	$1.21
Copper produced excluding Alumbrera (millions of lbs)	40.8	37.0
Copper produced including Alumbrera (millions of lbs)	50.1	46.3

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Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the six months ended June 30,	2011	2010	2011	2010

Cost of sales (i) (iii)	$348,879	$280,809	$4.40	$4.21

Adjustments:
GEO related cash costs (excluding related TCRC's) (ii)	(237,803)	(203,110)	(3.00)	(3.04)
Treatment and refining costs (TCRC) related to Chapada copper	9,993	10,989	0.13	0.16
Inventory movements and adjustments	(5,752)	786	(0.07)	0.01
Commercial selling costs	(15,235)	(10,808)	(0.20)	(0.16)
Total copper co-product cash costs (excluding Alumbrera)	$100,082	$78,666	$1.26	$1.18
Minera Alumbrera (12.5% interest) copper cash costs	27,525	24,641	1.67	1.17
Total copper co-product cash costs (iii)	$127,607	$103,307	$1.33	$1.18
Copper produced excluding Alumbrera (millions of lbs)	79.2	66.7
Copper produced including Alumbrera (millions of lbs)	95.7	87.8

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2011	2010	2011	2010

Cost of sales (i)	$191,777	$135,666	$721	$561

Adjustments:
Chapada treatment and refining costs related to gold and copper	6,765	7,452	25	31
Inventory movements and adjustments	(14,121)	11,543	(53)	48
Commercial selling costs	(8,220)	(5,626)	(31)	(23)
Chapada copper revenue including copper pricing adjustment	(176,617)	(100,646)	(664)	(416)
Total GEO by-product cash costs (excluding Alumbrera)	$(416)	$48,389	$(2)	$201
Minera Alumbrera (12.5% interest) by-product cash costs	(21,995)	(22,223)	(1,736)	(1,938)
Total GEO by-product cash costs (i)	$(22,411)	$26,167	$(80)	$103
Commercial GEO produced excluding Alumbrera	266,067	241,794
Commercial GEO produced including Alumbrera	278,737	253,264

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GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2011	2010	2011	2010

Cost of sales (i)	$348,879	$280,809	$668	$600

Adjustments:
Chapada treatment and refining costs related to gold and copper	11,950	13,315	23	28
Inventory movements and adjustments	(5,752)	786	(11)	2
Commercial selling costs	(15,235)	(10,808)	(29)	(23)
Chapada copper revenue including copper pricing adjustment	(319,941)	(199,296)	(613)	(426)
Total GEO by-product cash costs (excluding Alumbrera)	$19,901	$84,806	$38	$181
Minera Alumbrera (12.5% interest) by-product cash costs	(38,510)	(37,931)	(1,602)	(1,504)
Total GEO by-product cash costs (i)	$(18,609)	$46,875	$(34)	$95
Commercial GEO produced excluding Alumbrera	522,061	467,875
Commercial GEO produced including Alumbrera	546,105	493,100

(i)	Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

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The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

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